SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------

                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------

                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
               (Name, address and telephone number of person
             authorized to receive notice and communication on
                 behalf of the person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700



 [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.






Hartmarx Sends Lincoln Confidentiality Agreement and Reiterates Request For Basic Information

CHICAGO, Aug. 23 /PRNewswire/ -- Raymond F. Farley, chairman of the ad hoc committee of independent directors of the board of directors of Hartmarx Corporation (NYSE: HMX - news), today sent the following letter to Spencer Hays of The Lincoln Company LLC:

    August 23, 2001

    Mr. Spencer Hays
    The Lincoln Company LLC
    c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
    One South Street, 27th Floor
    Baltimore, Maryland, 21202

    Dear Mr. Hays:

    Enclosed with this letter is a confidentiality agreement between Lincoln and Hartmarx which you indicated a need for and which will enable you to provide us with the basic information about Lincoln and your offer that Hartmarx has requested twice but not yet received. I assume that once you have signed this agreement, you will provide the requested information in writing.

    The Lincoln Company LLC appears to be a newly formed entity and there is no publicly available information regarding it. Your letter of August 13, 2001 states that you "have arranged financing" for the transaction. Your letter of August 22, 2001 states that "$70 million of cash equity is already committed." Although we have received these general assurances, we await your deliver of these financing commitments as well as the other requested information about Lincoln, necessary due diligence and an acquisition agreement. Our duties as directors require us to receive and review this information before determining whether and how to proceed with your proposal.

    I understand your desire to move forward as expeditiously as possible. The sooner you provide the information requested, the sooner we will be in a position to proceed.

    Sincerely,

    Raymond F. Farley
    Chairman of the ad hoc committee of
    Independent Directors






Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.

This news release is for informational purposes only. It does not constitute a solicitation/recommendation statement under the rules and regulations of the sec. Hartmarx's stockholders will be able to obtain such solicitation/recommendation statement for free when it becomes available at the sec's web site at www.sec.gov . Hartmarx urges its stockholders to carefully review any such solicitation/recommendation statement prior to making any decisions with respect to such proposal.